[PG&E Corporation Letterhead]

September 21, 2007

VIA EDGAR:  DEF14A CORRESP

Ellie Quarles, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:      PG&E Corporation
            Definitive 14A
            Filed March 13, 2007
            File No. 1-12609

Dear Ms. Quarles:

This letter sets forth the response of PG&E Corporation to the comments set forth in the letter of the Staff of the Securities and Exchange Commission (the Staff) dated August 21, 2007 in connection with the Corporation’s proxy statement filed with the Commission on March 13, 2007.  The response reflects your September 10, 2007 discussion with Frances Chang, an attorney from PG&E Corporation, in which you confirmed that the comments in the Staff’s August 21, 2007 letter request additional disclosures in PG&E Corporation’s future filings.

In each case, the specific question from the Staff is set forth in italics, along with the heading topic for the question.  The Corporation’s response follows each question.

Nominating, Compensation, and Governance Committee, page 21.

1.
Please discuss fully the role of executive officers in determining or recommending the amount or form of executive and director compensation.  See Item 407(e)(3)(ii) of Regulation S-K.  Please consider discussing whether the chief executive officer had the ability to call or attend compensation committee meetings, whether the chief executive officer met with the compensation consultant used by the compensation committee, whether the chief executive officer retained or had access to any other compensation consultant who influenced your determination of executive compensation and the amount of input the chief executive officer had in developing compensation packages.

Response

In future filings, the Corporation will expand its disclosure of the role of executive officers in determining or recommending to the compensation committee the amount or form of executive and director compensation.

Review, Approval, and Ratification of Related Person Transactions, page 28

2.
Please describe more fully the types of transactions that are covered by your policies and procedures for the review, approval, or ratification of transactions subject to Item 404(a) of Regulation S-K instead of referring to Securities and Exchange Commission rules.

Response

In the future, the Corporation will expand its disclosure of the types of transactions that are covered by the Corporation’s policy relating to review, approval, or ratification of related party transactions.

Compensation Discussion and Analysis, page 37

3.
We refer you to Securities Release 8732A, Section II.B.1.  As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers.  Mr. Darbee’s salary, non-equity incentive compensation and equity awards were significantly higher than amounts given to other named executive officers with the exception of Mr. King’s equity awards.  Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Response

The Corporation will expand its disclosure in the Compensation Discussion and Analysis (CD&A) in future filings to discuss the reasons for material differences in compensation policies for individual named executive officers.

How does the Committee define the Compensation Program and Philosophy. . . . page 37

4.
Throughout this section you indicate that you consider a named executive officer’s individual performance in setting compensation.  Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer’s individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration.  Please also include a discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Darbee.  See Item 402(b)(2)(vii) of Regulation S-K.

Response

In future filings, the Corporation will expand its disclosure in the CD&A to discuss how it structures and implements specific forms of compensation to reflect individual officer performance or contribution, and to describe the elements of individual performance or contribution that the Corporation has considered, including a discussion and analysis of factors considered when establishing personal objectives for Mr. Darbee.

2006 Officer Compensation Program, page 38

5.
With respect to your benchmarking activities, if you have benchmarked different elements of your compensation against the general industry companies you referenced, please identify the companies that comprise that group.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response

In the future, the Corporation will expand its disclosure in the CD&A to identify any companies from general industry that may be used to benchmark certain elements of compensation.

6.
Please discuss how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements.  Refer to Item 402(b)(1)(vi) of Regulation S-K.  Further, expand your discussion analyzing your policies for allocating between cash and non-cash compensation and among different forms of non-cash compensation.  See Item 402(b)(2)(ii) of Regulation S-K.  For example, you have disclosed that “base salary comprises only 18 percent to 37 percent of executive officer compensation, depending on officer level.”  Please explain why officers at different levels receive a higher or lower percentage of compensation in the form of base compensation.  Similarly, discuss why higher level executive officers are eligible to receive short- and long-term incentive opportunities that represent a higher percentage of their base salaries, and discuss the percentage of base salary each named executive officer is eligible to receive as a short- or long-term incentive.

Response

In the future filings, the Corporation will expand its discussion in the CD&A of how each compensation element fits into PG&E Corporation’s overall compensation objectives and affects decisions regarding other elements.  This discussion will address (1) policies for allocating between cash and non-cash compensation, and among different forms of non-cash compensation, (2) why different level officers receive a higher or lower level of compensation as base compensation, and (3) what percentage of base salary each named executive officer is eligible to receive as a short- or long-term incentive, and will address any differences between those percentages for different officers.

Short-Term Incentive, page 39

7.
While you have disclosed the 2006 and 2007 operational objectives in your annual reports on Forms 10-K for December 31, 2005 and 2006, please consider presenting these measures in the proxy statement along with disclosure of the 2007 financial performance measures.  See Instruction 2 to Item 402(b) of Regulation S-K, which requires a company to include a discussion of actions regarding executive compensation that have taken place after the end of a company’s fiscal year end.  To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide disclosure pursuant to Instruction 4 to Item 204(b) of Regulation S-K.  Refer also to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov,

Response

In future filings, the Corporation will expand its disclosure in the CD&A to present financial and operational performance measures in the proxy statement itself, except that if the Corporation believes that disclosure of these targets will cause competitive harm or is not material, the Corporation will follow the applicable regulations regarding disclosure of such information.

8.
Clarify whether the board or compensation committee has exercised discretion to award compensation absent attainment of the relevant performance goals or to reduce the size of any award or payout.  Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers to all compensation subject to the relevant performance goals.  See Item 402(b)(2)(vi) of Regulation S-K.

Response

The Corporation will expand its disclosure in the CD&A in future filings to clarify any exercise of discretion by the Board or the compensation committee regarding payment of compensation subject to achievement of performance goals.

Compensation Related to Termination of Employment . . . Page 43.

9.
Please describe and explain in the compensation and discussion and analysis section how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control.  See Items 402(b)(1)(v) and 402 (j)(3) of Regulation S-K.  Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Response

In future filings, the Corporation will expand its discussion in the CD&A of the reasons for paying specific multiples of components of compensation as severance and change-in-control payments.

Summary Compensation Table – 2006, page 46

10.	Please include the job titles for each named executive officer in the summary compensation table instead of including them by footnote to the table. See Item 402(c)(2)(i) of Regulation S-K.

Response

The Corporation will move the job titles for named executive officers from the footnotes to the body of the Summary Compensation Table in future filings.

11.
Please disclose all assumptions made in the valuation of stock in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or in managements’ discussion and analysis.  See the Instruction to Item 402(c)(2)(v) and (vi).

Response

The Corporation will expand its disclosures in the footnotes to the Summary Compensation Table in future filings to describe how stock awards are valued for this purpose.

12.
With respect to footnote 6, please clarify the nature of the sale of vacation.  Please explain whether you have paid the named executive officers for unused vacation time or whether it relates to another matter.

Response

The Corporation will provide additional clarification in future filings of the sale of unused vacation time.

13.
You have indicated that the named executive officers receive a perquisite allowance.  Given that the total value of all perquisites and personal benefits exceeds $10,000, please identify the types of perquisites that are covered by this allowance.  To the extent that the perquisites covered by this allowance exceed $25,000 or 10% of the total amount of perquisites and personal benefits for an officer, please quantify and disclose the perquisites by footnote.  See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Response

The Corporation will expand its disclosure in future filings to provide additional information regarding any perquisite allowance payments.

Potential Payments upon Resignation, Retirement, Termination . . . . page 56

14.  Please define “cause” as used in the arrangements described in this section.

Response

The Corporation will expand its disclosures in future filings to define “cause” as used in these arrangements.

Please also note that PG&E Corporation files a joint proxy statement with its subsidiary, Pacific Gas and Electric Company.  To the extent that the Staff has requested acknowledgements regarding PG&E Corporation’s responsibility for its proxy statements, those acknowledgements pertain only to those portions of the proxy statement relating to PG&E Corporation.

In connection with PG&E Corporation’s response to the Staff’s comments, PG&E Corporation acknowledges:

•	the Corporation is responsible for the adequacy and accuracy of the disclosures regarding the Corporation, as contained in the Corporation’s proxy statement filed on March 13, 2007;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Corporation’s proxy statement filed on March 13, 2007; and

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call me at 415-267-7133.

Very truly yours,

/s/ Hyun Park

HYUN PARK
Senior Vice President and General Counsel

cc:           Peter A. Darbee